Exhibit 99(a)
ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED LOSS
(Unaudited)

Twelve Months Ended September 30, 2016
(millions of dollars)
Operating revenues	$5,078
Fuel, purchased power costs and delivery fees	(2,684)
Net gain from commodity hedging and trading activities	390
Operating costs	(900)
Depreciation and amortization	(688)
Selling, general and administrative expenses	(685)
Impairment of goodwill	(800)
Impairment of long-lived assets	(570)
Other income	41
Other deductions	(101)
Interest expense and related charges	(1,617)
Reorganization items	(1,286)
Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(3,822)
Income tax benefit	936
Equity in earnings of unconsolidated subsidiaries (net of tax)	330
Net loss	$(2,556)